Exhibit 3.1

CERTIFICATE OF FORMATION

OF

BOAZ ENERGY II, LLC

(A Delaware Limited Liability Company)

This certificate of Formation of Boaz Energy II, LLC (the “Certificate”), dated as of September 20th, 2013, has been duly executed and is being filed by the undersigned, an authorized person, in accordance with the provisions of Section 18-201 of the Delaware Limited Liability Company Act, as follows:

1.             Name. The name of the limited liability company formed hereby is Boaz Energy II, LLC (the “Company”).

2.             Registered Agent. The name and address of the registered agent for service of process on the Company in the State of Delaware is National Corporate Research Ltd., 615 South DuPont Highway, Dover, Delaware 19901.

3.             Company Agreement. The initial member of the Company shall execute a Limited Liability Company Agreement (the “Company Agreement”) which shall set forth all of the provisions for the regulation and management of the affairs of the Company. Any person or entity that acquires a membership interest in the Company shall be bound by the provisions of the Company Agreement, notwithstanding the fact that such person has not executed such Company Agreement or a separate written instrument pursuant to which it agrees to be bound by the provisions thereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the day and year first above written.

By:	/s/ Karan Eves
Karan Eves, Authorized Person